Exhibit 99.5

Proposed Execution Draft
CONFIDENTIAL

Centogene N.V.

Second Registration Rights Agreement

_____ 2023

Table of Contents

Page

Section 1.	Definitions	1
Section 2.	Rules of Construction	7
Section 3.	General Resale Registration Statement	8
(a)	Filing and Effectiveness of General Resale Registration Statement	8
(b)	Contents of and Requirements for General Resale Registration Statement	8
(c)	Obligation to Make Filings to Name Additional Notice Holders	9
(d)	Filing of New General Resale Registration Statement; Designation of Existing Registration Statement	10
(e)	Where SEC Rules Do Not Require Naming Selling Securityholders	10
Section 4.	Demand Underwriting Registration Rights	10
(a)	Right to Demand Underwriting Registrations	10
(b)	Contents of Demand Registration Notice	11
(c)	Participation by Notice Holders Other Than the Demanding Notice Holder(s)	11
(d)	Certain Procedures Relating to Demand Underwritten Offerings	12
(e)	Conditions Precedent to Inclusion of a Notice Holder’s Registrable Securities	13
(f)	Priority of Securities in Demand Underwritten Offerings	13
(g)	Covenant Regarding Piggyback Rights with Respect to Demand Underwritten Offering	14
Section 5.	Piggyback Registration Rights	14
(a)	Notice of Piggyback Underwritten Offering and Right to Participate Therein	14
(b)	Certain Procedures Relating to Piggyback Underwritten Offerings	14
(c)	Conditions Precedent to Inclusion of a Notice Holder’s Registrable Securities	15
(d)	Priority of Securities in Piggyback Underwritten Offerings	15
(e)	Filing of General Shelf Registration Statements	16
(f)	Notice of General Shelf Registration Statements and Right to Participate Therein	17
Section 6.	Blackout Periods	17
(a)	Generally	17
(b)	Limitation on Blackout Periods	18
(c)	Borrower Representation Regarding Material Non-Public Information	18
Section 7.	Certain Registration and Related Procedures	18
(a)	Compliance with Registration Obligations and Securities Act; SEC Staff Comments	18
(b)	Opportunity for Review	18
(c)	Blue Sky Qualification	18
(d)	Prevention and Lifting of Suspension Orders	19
(e)	Notices of Certain Events	19
(f)	Remediation of Material Disclosure Defects	20
(g)	Listing of Registrable Securities	20
(h)	Provision of Copies of the Prospectus	20
(i)	Holders Cannot Be Named as Underwriters Without Consent	20
(j)	Due Diligence Matters	21

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(k)	Earnings Statement	21
(l)	Settlement of Transfers and De-Legending	21
(m)	Certain Covenants Relating to Underwritten Offerings	21
Section 8.	Expenses	21
Section 9.	Accrual of Additional Interest During Registration Default Events	22
(a)	Generally	22
(b)	No Accrual of Registration Default Fee During any Blackout Period, Etc	22
(c)	Accrual and Payment of Additional Interest	22
Section 10.	Certain Agreements and Representations of the Holders	22
(a)	Provision of Information	22
(b)	Use of Offering Materials	22
(c)	Covenants Relating to Blackout Periods	23
Section 11.	Indemnification and Contribution	23
(a)	Indemnification by the Borrower	23
(b)	Indemnification by the Holders	23
(c)	Indemnification Procedures	23
(d)	Contribution Where Indemnification Not Available	25
(e)	Remedies Not Exclusive	25
Section 12.	Termination of Registration Rights	26
(a)	General Resale Registration Statement	26
(b)	Demand Underwriting Registration Rights	26
(c)	Piggyback Registration Rights	26
Section 13.	Subsequent Holders	26
Section 14.	Miscellaneous	26
(a)	Notices	26
(b)	Amendments and Waivers	27
(c)	Third Party Beneficiaries	28
(d)	Governing Law; Waiver of Jury Trial.	28
(e)	Arbitration	28
(f)	No Adverse Interpretation of Other Agreements.	29
(g)	Successors	29
(h)	Severability	29
(i)	Counterparts	29
(j)	Table of Contents, Headings, Etc	29
(k)	Service of Process	29
(l)	Entire Agreement	29
(m)	Specific Performance	29

Exhibits
Exhibit A:	Form of Notice and Questionnaire	A-1

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Second Registration Rights Agreement

SECOND REGISTRATION RIGHTS AGREEMENT, dated as of _____ 2023, between Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”), and the Lender signatory hereto.

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the transactions contemplated by the Loan Agreement (as defined in Section 1).

THEREFORE, the Borrower agrees as follows for the benefit of the Lender and the Holders (as defined in Section 1):

Section 1.                Definitions.

“Additional Interest” means any fee payable by the Borrower pursuant to Section 9(c).

“Additional Interest Rate” means a rate per annum equal to one quarter of one percent (0.25%) for the first ninety (90) days on which Additional Interest accrues and, thereafter, at a rate per annum equal to one half of one percent (0.50%).

“Affiliate” has the meaning set forth in Rule 144.

“Agreement” means this Second Registration Rights Agreement, as amended or supplemented from time to time.

“As-Converted Registrable Security Ownership Percentage” means, with respect to any Holder(s) as of any time, a fraction (a) whose numerator is the aggregate number of Registrable Securities owned, or issuable upon conversion of the Loan, held by such Holder(s) as of such time; and (b) whose denominator is the aggregate number of Registrable Securities that are then outstanding or are issuable upon conversion of the Loan then outstanding.

“Blackout Commencement Notice” has the meaning set forth in Section 6(a)(i).

“Blackout Period” has the meaning set forth in Section 6(a)(v).

“Blackout Termination Notice” has the meaning set forth in Section 6(a)(v).

“Borrower” means Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands.

“Borrower Indemnified Person” mean each of the following Persons: (a) the Borrower; (b) any Affiliate of the Borrower; (c) any partner, director, officer, member, shareholder, employee, advisor or other representative of the Borrower or its Affiliates; (d) each Person, if any, who controls the Borrower within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act; and (e) each successor of the foregoing Persons.

       “Borrower Registration Expenses” means all fees and expenses incurred by the Borrower in connection with its obligations pursuant to Section 3, Section 4, Section 5 or Section 7 (regardless of whether any Registration Statement is filed or becomes effective under the Securities Act or whether any Demand Underwritten Offering or Piggyback Underwritten Offering is consummated), including the following, to the extent applicable: (a) registration, qualification or filing fees of the SEC, FINRA or state securities or “blue sky” regulatory agencies; (b) fees incurred in connection with the listing, or the maintaining of any listing, of any Registrable Securities on any national securities exchange or inter-dealer quotation system; (c) the fees and disbursements of counsel for the Borrower or of any independent accounting firm for the Borrower; (d) the reasonable fees and out-of-pocket expenses of a single counsel for the Lender in connection the review of the General Registration Statement Documents contemplated by Section 7(b); and (e) the reasonable fees and out-of-pocket expenses, of a single Designated Holder Counsel incurred in connection with any Demand Underwritten Offering, or a single Designated Holder Counsel incurred in connection with any Piggyback Underwritten Offering; provided, however, that Borrower Registration Expenses will not include (i) any fees, expenses or disbursements of any counsel for any Holder or for the Lender, except fees and expenses of any such counsel that constitute Borrower Registration Expenses pursuant to clause (d) or (e) above; or (ii) any underwriting, brokerage or similar fees or discounts or selling commissions, or any share transfer taxes (or any other taxes borne by any Holder), incurred in connection with the sale or other transfer of any Registrable Securities.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York City, United States, Riyadh, Saudi Arabia or Frankfurt am Main, Germany are authorized or required by Law or executive order to close or be closed.

“Closing Date” has the meaning set forth in the Terms and Conditions.

“Common Shares” means the common shares, par value €0.12 per share, of the Borrower.

“Common Shares Change Event” has the meaning set forth in the Terms and Conditions.

“Demand Registration Notice” has the meaning set forth in Section 4(a).

“Demand Registration Statement” means each registration statement under the Securities Act that is designated by the Borrower for the registration, under the Securities Act, of any Demand Underwritten Offering pursuant to Section 4. For the avoidance of doubt, the Demand Registration Statement may, at the Borrower’s election, be the General Resale Registration Statement.

“Demand Underwriting Registration Statement Documents” means any Demand Registration Statement, all pre- and post-effective amendments thereto, the related prospectus (including any preliminary prospectus), all supplements to such prospectus (including any preliminary prospectus supplements), the documents incorporated by reference in any of the foregoing and each related “issuer free writing prospectus” (as defined in Rule 433 under the

Securities Act).

“Demand Underwritten Offering” has the meaning set forth in Section 4(a).

“Demand Underwritten Offering Majority Holders” has the meaning set forth in Section 4(d)(i).

“Demanding Notice Holders” has the meaning set forth in Section 4(a).

“Depositary” means The Depository Trust, Borrower or any other entity acting as securities depositary for any of the Registrable Securities.

“Designated Holder Counsel” has the following meaning: (a) with respect to the General Resale Registration Statement, a single counsel that is designated and appointed by one or more Notice Holders whose aggregate As-Converted Registrable Securities Ownership Percentage exceeds fifty percent (50%) (with written notice of such designation and appointment to the Borrower by such Notice Holders), to serve as counsel for all Notice Holders in respect of the General Resale Registration Statement and (b) with respect to any Demand Underwritten Offering, a single counsel that is designated and appointed by one or more Notice Holders owning a majority of the Registrable Securities to be sold pursuant to such Demand Underwritten Offering (with written notice thereof to the Borrower by such Notice Holders), to serve as counsel for such Notice Holders in respect of such Demand Underwritten Offering; and (c) with respect to any Piggyback Underwritten Offering, a single counsel that is designated and appointed by one or more Notice Holders owning a majority of the Registrable Securities to be sold pursuant to such Piggyback Underwritten Offering (with written notice thereof to the Borrower by such Notice Holders), to serve as counsel for such Notice Holders in respect of such Piggyback Underwritten Offering.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“FINRA” means the Financial Industry Regulatory Authority, Inc. or any successor organization performing similar functions.

“Form F-1” means Form F-1 under the Securities Act, or any successor form thereto.

“Form F-3” means Form F-3 under the Securities Act, or any successor form thereto.

“Fundamental Change” has the meaning set forth in the Terms and Conditions.

“General Resale Registration Statement” means each registration statement under the Securities Act that is filed pursuant to Section 3 for the purposes set forth therein.

“General Resale Registration Statement Documents” means any General Resale Registration Statement, all pre- and post-effective amendments thereto, the related prospectus (including any preliminary prospectus), all supplements to such prospectus (including any preliminary prospectus supplements), the documents incorporated by reference in any of the foregoing and each related “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act).

“General Resale Registration Statement Effectiveness Deadline Date” means the date that is sixty (60) days after the Closing Date.

“General Resale Registration Statement Effectiveness Period” means the period that (a) begins on, and includes, the earlier of (i) the General Resale Registration Statement Effectiveness Deadline Date; and (ii) the first date the General Resale Registration Statement is effective under the Securities Act; and (b) ends on, and includes, the first date when no Registrable Securities are outstanding.

“General Shelf Registration Statement” has the meaning set forth in Section 5(e).

“Holder” means, subject to Section 13, any Person that beneficially owns any Registrable Securities. For these purposes, a Person will be deemed to beneficially own any Registrable Securities issuable upon conversion of any other securities beneficially owned by such person.

“Holder Indemnified Person” mean each of the following Persons: (a) any Holder; (b) any Affiliate of any Holder; (c) any partner, director, officer, member, shareholder, employee, advisor or other representative of any Holder or its Affiliates; (d) each Person, if any, who controls any Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act; and (e) each successor of the foregoing Persons.

“Holder Information” means, with respect to any Holder, any information furnished in writing by or on behalf of such Holder to the Borrower expressly for use in any Registration Statement Document (including information in any Notice and Questionnaire delivered by such Holder to the Borrower).

“Indemnified Person” means any Borrower Indemnified Person or Holder Indemnified Person.

“Indemnifying Party” has the meaning set forth in Section 11(c)(i).

“Initial Notice and Questionnaire Deadline Date” means the date that is ten (10) calendar days before the first date that the relevant General Resale Registration Statement becomes effective under the Securities Act.

“JAMS” has the meaning set forth in Section 14(e).

“JAMS Rules” has the meaning set forth in Section 14(e).

“Lender” means that certain Lender party to that certain Loan Agreement and its Permitted Transferees (as defined in the Loan Agreement).

“Loan Agreement” means that certain loan agreement, dated _____ 2023 between the Borrower, as borrower thereunder and the Lender party thereto.

“Loss” means any loss, damage, expense, liability or claim (including reasonable costs of investigating or defending, and reasonable attorney’s fees and disbursements in connection with, the same).

“Managing Underwriters” means, with respect to any Demand Underwritten Offering or Piggyback Underwritten Offering, one or more registered broker-dealers that are designated in accordance with this Agreement to administer such offering.

“Material Disclosure Defect” has the following meaning with respect to any document: (a) if such document is of the type as to which the provisions of Section 11 of the Securities Act are applicable, that such document contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (b) in all other cases, that such document includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“Maximum Successful Underwritten Offering Size” means, with respect to any Demand Underwritten Offering or Piggyback Underwritten Offering, the maximum number of securities that may be sold in such offering without adversely affecting the success of such offering, as advised by the Managing Underwriters for such offering to the Borrower and the applicable Demand Underwritten Offering Majority Holders.

“Non-Holder Securities” means any securities of the Borrower, or of any Person other than any Holder, to be included in any Piggyback Underwritten Offering.

“Notice and Questionnaire” means a duly completed and executed Notice and Questionnaire substantially in the form set forth in Exhibit A.

“Notice Holder” means, subject to Section 13, a Holder that has delivered a Notice and Questionnaire to the Borrower.

“Offering Launch Time” means, with respect to a Demand Underwritten Offering or Piggyback Underwritten Offering, the earliest of (a) the first date a preliminary prospectus (or prospectus supplement) for such offering is filed with the SEC; (b) the first date such offering is publicly announced; and (c) the date a definitive agreement is entered into with the Managing Underwriters respect to the such offering.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Agreement.

“Piggyback Registration Statement” means each registration statement under the Securities Act that registers any Piggyback Underwritten Offering that includes any Registrable Securities pursuant to Section 5.

“Piggyback Registration Statement Documents” means any Piggyback Registration Statement, all pre- and post-effective amendments thereto, the related prospectus (including any preliminary prospectus), all supplements to such prospectus (including any preliminary prospectus supplements), the documents incorporated by reference in any of the foregoing and each related “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act).

“Piggyback Right” has the meaning set forth in Section 5(a)(ii).

“Piggyback Underwritten Offering” means a firmly underwritten public offering of the Common Shares that are registered under the Securities Act and pursuant to which the Borrower or other selling shareholders sell Common Shares to one or more underwriters for reoffering to the public for cash; provided, however, that the following will not constitute a Piggyback Underwritten Offering: (a) any Demand Underwritten Offering; and (b) any “at-the-market” offering pursuant to which Common Shares are sold from time to time into an existing market at prices then prevailing.

“Piggyback Underwritten Offering Notice” has the meaning set forth in Section 5(a)(i).

“Piggyback Underwritten Offering Notice Deadline Date” means, with respect to any Piggyback Underwritten Offering, the fourth (4th) Business Days before the date of the Offering Launch Time for such Piggyback Underwritten Offering; provided, however, that if a new registration statement that is not an “automatic registration statement” (as defined in Rule 405 under the Securities Act) will be filed for such Piggyback Underwritten Offering, then the Piggyback Underwritten Offering Notice Deadline Date will instead be the fifth (5th) Business Days before the date such registration statement is initially filed with the SEC.

“Proceeding” has the meaning set forth in Section 11(c)(i).

“Registrable Securities” means:

(a)       the Common Shares or other securities issued or issuable (including following a Common Shares Change Event) upon conversion of the Loan; and

(b)       any securities issued, distributed or otherwise delivered with respect to any security referred to in clause (a) above upon any share dividend, combination or split or other similar event or in connection with a Common Shares Change Event;

provided, however, that a security described in clause (a) or (b) above will cease to be a Registrable Security when such security ceases to be outstanding.

“Registration Default Event” means any event set forth in Section 9 that gives rise to the accrual of any Additional Interest pursuant to Section 9.

“Registration Statement” means any General Resale Registration Statement, Demand Underwriting Registration Statement or Piggyback Registration Statement.

“Registration Statement Documents” means any General Resale Registration Statement Documents, Demand Underwriting Registration Statement Documents or Piggyback Registration Statement Documents.

“Relevant Stock Exchange” means the principal securities exchange on which the Common Shares are listed; provided, however, that if the Common Shares are listed on a U.S. national securities exchange, then the Relevant Stock Exchange will be such U.S. national securities exchange. For the avoidance of doubt, the Relevant Stock Exchange as of the Closing Date is The Nasdaq Stock Market LLC.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto).

“Rule 415” means Rule under the Securities Act (or any successor rule thereto).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Specified Courts” has the meaning set forth in Section 14(e).

“Take-Private Transaction” has the meaning set forth in Section 12(a).

“Terms and Conditions” means the Terms and Conditions establishing the rights and obligations of the Borrower under, and the terms and conditions of, the Loan, attached as Exhibit A to the Loan Agreement.

“Un-Marketed Block Trade” means a Demand Underwritten Offering in connection with which no director, officer or other employee of the Borrower participates in any live or pre-recorded “roadshow” or similar presentation

Section 2.                Rules of Construction. For purposes of this Agreement:

(a)       “or” is not exclusive;

(b)       “including” means “including without limitation”;

(c)       “will” expresses a command;

(d)       a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(e)       words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(f)       “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement, unless the context requires otherwise;

(g)       references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(h)       the exhibits, schedules and other attachments to this Agreement are deemed to form part of this Agreement.

Section 3.                General Resale Registration Statement.

(a)               Filing and Effectiveness of General Resale Registration Statement. Subject to Section 6, the Borrower will (i) prepare and file a General Resale Registration Statement with the SEC; and (ii) use its commercially reasonable efforts to cause such General Resale Registration Statement to (x) become effective under the Securities Act as soon as reasonably practicable, but will cause the same to occur in any event no later than the General Resale Registration Statement Effectiveness Deadline Date; and (y) remain continuously effective, and usable for the resale or other transfer of Registrable Securities, under the Securities Act throughout the General Resale Registration Statement Effectiveness Period.

(b)               Contents of and Requirements for General Resale Registration Statement. The Borrower will cause the General Resale Registration Statement to satisfy the following requirements:

(i)                 Registration for Continuous Resale by Holders Under Rule 415. The General Resale Registration Statement will register, under the Securities Act, the offer and resale, from time to time on a continuous basis under Rule 415, of Registrable Securities by the Holders thereof as provided in Sections 3(b)(ii) and 3(c).

(ii)              Selling Securityholder Information. When it first becomes effective under the Securities Act, the General Resale Registration Statement will cover resales of Registrable Securities of Notice Holders identified in all Notice and Questionnaires delivered to the Borrower on or before the Initial Notice and Questionnaire Deadline Date. Thereafter, the General Resale Registration Statement will cover resales of Registrable Securities of Notice Holders as provided in Section 3(c). Each Holder as to which any General Resale Registration Statement is being effected agrees to furnish to the Borrower all information with respect to such Holder necessary to make the information previously furnished to the Borrower by such Holder not materially misleading. No Holder shall be permitted to include any of its Registrable Securities in any General Resale Registration Statement pursuant to this Agreement unless and until it complies with the terms of this Section 3(b)(ii).

(iii)            Plan of Distribution. The General Resale Registration Statement will provide for a plan of distribution in customary form (and reasonably satisfactory to the Holders) for resale registration statements of the type contemplated by this Agreement, including coverage for market transactions on a national securities exchange, privately negotiated transactions and transactions through broker-dealers acting as agent or principal. In addition, if the rules under the Securities Act then so permit, such plan of distribution will permit underwritten offerings (including “block” trades) through one or more registered broker-dealers acting as underwriters to be effected pursuant to one or more prospectus supplements that identify such underwriters (in addition to any other information that may then be required pursuant to the Securities Act); provided, however, that the Borrower will be under no obligation to effect any such underwritten offering pursuant to the General Resale Registration Statement except pursuant to Section 4.

(iv)             Form F-3. If the resales contemplated by the General Resale Registration Statement are then eligible to be registered by the Borrower on Form F-3, then the General Resale Registration Statement will be on such Form F-3. If the Borrower is ineligible to use Form F-3, then the General Resale Registration Statement will be on Form F-1 or another form reasonably acceptable to the Holders. If Form F-3 is not available for registration of the Registrable Securities hereunder, the Borrower shall undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available, provided that the Borrower shall maintain the effectiveness of all Registration Statements then in effect until such time as a General Resale Registration Statement on Form S-3 covering the resale of all the Registrable Securities has been declared effective by the SEC and the prospectus contained therein is available for use. If the General Resale Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Borrower shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such General Resale Registration Statement again become effective under the Securities Act, or a new General Resale Registration Statement to be filed and declared effective.

(c)               Obligation to Make Filings to Name Additional Notice Holders. If any Holder delivers a Notice and Questionnaire to the Borrower after the Initial Notice and Questionnaire Deadline Date, then, subject to Section 6 and the other provisions of this Section 3(c), the Borrower will make such filing(s) with the SEC (including, if applicable, (w) a post-effective amendment, (x) a prospectus supplement, (y) any document that will be incorporated by reference in the General Resale Registration Statement upon its filing or (z) a new General Resale Registration Statement, provided that the Borrower will effect such filing by means of a prospectus supplement or a document referred to in the preceding clause (y) instead of a post-effective amendment or a new Resale Registration Statement, if reasonably practicable and then permitted by the rules of the SEC) so as to enable such Holder to sell or otherwise transfer such Holder’s Registrable Securities identified in such Notice and Questionnaire pursuant to the applicable General Resale Registration Statement and the related prospectus and, if applicable, prospectus supplement in accordance with the plan of distribution set forth therein. Subject to the next sentence, the Borrower will make such filing(s) as follows: (i) within sixty (60) calendar days after the date of such delivery (or, if such Notice and Questionnaire is delivered before the initial effective date of the General Resale Registration Statement or during a Blackout Period, such effective date or the last day of such Blackout Period, respectively), if a new General Resale Registration Statement is required (and the Borrower will use commercially reasonable efforts to cause such new General Resale Registration Statement to become effective under the Securities Act as soon as reasonably practicable); and (ii) in all other cases, within fifteen (15) calendar days after the date of such delivery (or, if such Notice and Questionnaire is delivered before the initial effective date of the General Resale Registration Statement or during a Blackout Period, such effective date or the last day of such Blackout Period, respectively). Notwithstanding anything to the contrary in this Section 3(c), the Borrower will in no event be required pursuant to this Section 3(c) to file more than one (1) new General Resale Registration Statement within any twelve (12) month period or more than one (1) other filing in any six (6) month period.

(d)               Filing of New General Resale Registration Statement; Designation of Existing Registration Statement. To the extent the Borrower deems doing so to be desirable or necessary to satisfy its obligations under this Agreement or to comply with applicable law (including, if applicable, to comply with Rule 415(a)(5)), the Borrower may file one or more new General Resale Registration Statements or designate an existing registration statement of the Borrower to constitute a General Resale Registration Statement for purposes of this Agreement, provided that each such new General Resale Registration Statement or existing registration statement satisfies the requirements of this Agreement. Each reference in this Agreement to the General Resale Registration Statement will, if applicable, be deemed to include each such new General Resale Registration Statement or existing registration statement, if any, mutatis mutandis. In addition, the first date any such existing registration statement is amended or supplemented to permit the offer and resale of Registrable Securities in the manner contemplated by this Agreement will be deemed, for purposes of Sections 7(b) and 7(e) and any related definitions, to be the initial filing date of such existing registration statement, and the first date such amended or supplemented existing registration statement is effective under the Securities Act and permits such the offers and resales will be deemed, for purposes of Sections 3(b)(ii), 3(c) and 7(e) and any related definitions, to be the initial effective date of such existing registration statement.

(e)               Where SEC Rules Do Not Require Naming Selling Securityholders. Notwithstanding anything to the contrary in this Section 3, if the applicable rules under the Securities Act, or interpretations thereof published by the staff of the SEC, are amended so as to permit Holders to resell their Registrable Securities pursuant to the General Resale Registration Statement without being named as a selling securityholder therein or in any related prospectus or prospectus supplement, then the Borrower may, at its election, amend any applicable General Resale Registration Statement Documents to identify the Holders generically in accordance with such rules and interpretations, in which event the Borrower will no longer have any obligation thereafter make any filings pursuant to Section 3(c) to the extent such filings are not necessary to permit any Holder to sell its Registrable Securities pursuant to the General Resale Registration Statement.

Section 4.                Demand Underwriting Registration Rights.

(a)               Right to Demand Underwriting Registrations. Subject to the other provisions of this Section 4, Holders will have the right, exercisable by written notice satisfying the requirements of Section 4(b) (a “Demand Registration Notice”) to the Borrower by any one or more Notice Holders whose aggregate As-Converted Registrable Security Ownership Percentage exceeds twenty-five percent (25%) (such Notice Holders, the “Demanding Notice Holders”), to require the Borrower to register, under the Securities Act, a firmly underwritten public offering (a “Demand Underwritten Offering”) of Registrable Securities in accordance with this Section 4; provided, however, that:

(i)              no Demand Registration Notice may be delivered, or will be effective, unless, at the time it is delivered, the Borrower has an effective registration statement on Form F-3 (or, if Form F-3 is not available, any other form described in Section 3(b)(iv)) on file with the SEC (including, if applicable, the General Resale Registration Statement) that is available and permitted to be used to register the applicable Demand Underwritten Offering by means of one or more prospectus supplements to such registration statement;

(ii)              no Demand Registration Notice may be delivered, or will be effective, if:

(1)            a prior Demand Underwritten Offering is pending or in process, and is not completed or withdrawn, at the time such Demand Registration Notice is delivered;

(2)            either (A) if such Demand Registration Notice requests a Demand Underwritten Offering that is not an Un-Marketed Block Trade, the aggregate number of prior Demand Underwritten Offerings (other than Un-Marketed Block Trades) that have been completed or withdrawn is two (2) or more; or (B) if such Demand Registration Notice requests a Demand Underwritten Offering that is an Un-Marketed Block Trade, the aggregate number of prior Demand Underwritten Offerings that are Un-Marketed Block Trades and have been completed or withdrawn is two (2) or more; provided, however, that solely for purposes of this clause (2), a Demand Underwritten Offering will not count as being “withdrawn” unless it is withdrawn after its Offering Launch Time;

(3)            it is delivered during a Blackout Period; or

(4)            the aggregate market value of the Registrable Securities of such Notice Holder(s) to be included in the requested Demand Underwritten Offering is less than ten million dollars ($10,000,000) or such lesser amount that constitutes all of the Demanding Notice Holder’s Registrable Securities.

(b)               Contents of Demand Registration Notice. Each Demand Registration Notice sent by any Demanding Notice Holder(s) must state the following:

(i)               the name of, and contact information for, each such Demanding Notice Holder(s) and the number of the Registrable Securities that are outstanding and were issued upon conversion of the Loan that was issued pursuant to the Loan Agreement;

(ii)              the desired date of the Offering Launch Time for the requested Demand

Underwritten Offering, which desired date cannot (without the Borrower’s consent, which will not be unreasonably withheld or delayed) be earlier than ten (10) Business Days after the date such Demand Registration Notice is delivered to the Borrower;

(iii)            the number of Registrable Securities that are proposed to be sold by each such Demanding Notice Holder; and

(iv)             if the intended method of disposition is an Un-Marketed Block Trade.

(c)               Participation by Persons Other Than the Demanding Notice Holder(s). If the Borrower receives a Demand Registration Notice sent by one or more Demanding Notice Holders, then:

(i)                 the Borrower will, within three (3) (or, in the case of an Un-Marketed Block Trade, two (2)) Business Days, send a copy of such Demand Registration Notice to each Notice Holder other than such Demanding Notice Holders; and

(ii)              subject to Section 4(f), the Borrower will use its commercially reasonable efforts to include, in the related Demand Underwritten Offering, (1) Registrable Securities of any such Notice Holder that has requested such Registrable Securities to be included in such Demand Underwritten Offering pursuant to a joinder notice that complies with the next sentence and (2) the securities of any other person entitled to request the inclusion of Common Shares in such Demand Underwritten Offering.

To include any of its Registrable Securities in such Demand Underwritten Offering, a Notice Holder must deliver to the Borrower, no later than the fifth (5th) Business Day (or, in the case of an Un-Marketed Block Trade, the Business Day after the date on which Borrower sent a copy of such Demand Registration Notice pursuant to subsection (i) above, a written instrument, executed by such Notice Holder, joining in such Demand Registration Notice, which instrument contains the information set forth in Section 4(b)(iii) with respect to such Notice Holder.

(d)               Certain Procedures Relating to Demand Underwritten Offerings.

(i)                 Obligations and Rights of the Borrower. Subject to the other terms of this Agreement, upon its receipt of a Demand Registration Notice, the Borrower will (1) designate a Demand Registration Statement, in accordance with the definition of such term and this Section 4, for the related Demand Underwritten Offering; and (2) use commercially reasonable efforts to effect such Demand Underwritten Offering in accordance with the requests set forth in such Demand Registration Notice or the requests of the Notice Holders whose Registrable Securities are included in such Demand Underwritten Offering (the “Demand Underwritten Offering Majority Holders”), and cooperate in good faith with such Notice Holders in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Borrower will not be obligated to effect, or take any actions in respect of, any Demand Underwritten Offering (i) during a Blackout Period, (ii) after the Borrower has already effected two (2) Demand Underwritten Offerings pursuant to this Agreement, (iii) after the Borrower has already effected two (2) Un-Marketed Block Trades or (iv) at any time when the securities proposed to be sold pursuant to such Demand Underwritten Offering are subject to any lock-up agreement (including pursuant to a prior Demand Underwritten Offering) that has not been waived or released. The Borrower will be entitled to rely on the authority of the Demand Underwritten Offering Majority Holders of any Demand Underwritten Offering to act on behalf of all Holders that have requested any securities to be included in or at any time when the securities proposed to be sold pursuant to such Demand Underwritten Offering.

(ii)              Designation of the Underwriting Syndicate. The Managing Underwriters, and any other underwriter, for any Demand Underwritten Offering will be selected by the applicable Demand Underwritten Offering Majority Holders with the approval of the Borrower (which will not be unreasonably withheld or delayed).

(iii)            Authority of the Demand Underwriting Offering Majority Holders to Control Offering Procedures, Timing and Related Matters. Notwithstanding anything to the contrary in this Agreement, the applicable Demand Underwritten Majority Holders will have the following rights with respect to each Demand Underwritten Offering:

(1)            in consultation with the Managing Underwriters for such Demand Underwritten Offering, to determine the Offering Launch Time and timing for such Demand Underwritten Offering, which date must comply with the limitations set forth in Section 4(b)(ii);

(2)            to determine the structure of the offering, provided such structure is reasonable and customary;

(3)            to negotiate any related underwriting agreement and it terms, including the amount of securities to be sold by the applicable Holders pursuant thereto and the offering price of, and underwriting discount for, such securities; provided, however, that the Borrower will have the right to negotiate in good faith all of their respective representations, warranties and covenants, and indemnification and contribution obligations, set forth in any such underwriting agreement.

(e)               Conditions Precedent to Inclusion of a Notice Holder’s Registrable Securities. Notwithstanding anything to the contrary in this Section 4, the right of any Notice Holder to include any of its Registrable Securities in any Demand Underwritten Offering will be subject to the following conditions:

(i)               the execution and delivery, by such Notice Holder or it is duly authorized representative or power of attorney, of any related underwriting agreement and such other agreements or instruments (including customary “lock-up” agreements, custody agreements and powers of attorney), if any, as may be reasonably requested by the Managing Underwriters for such Demand Underwritten Offering (and, if reasonably required, medallion-guaranteed); and

(ii)              the provision, by such Notice Holder no later than the Business Day immediately after the request therefor, of any information reasonably requested by the

Borrower or such Managing Underwriters in connection with such Demand Underwritten Offering.

(f)                Priority of Securities in Demand Underwritten Offerings. If the total number of securities requested to be included in a Demand Underwritten Offering pursuant to this Section 4 exceeds the Maximum Successful Underwritten Offering Size for such Demand Underwritten Offering, then:

(i)              the number of securities to be included in such Demand Underwritten Offering will be reduced to an amount that does not exceed such Maximum Successful Underwritten Offering Size; and

(ii)              to effect such reduction,

(1)            the number of Non-Holder Securities included in such Demand Underwritten Offering will be reduced, provided that Borrower shall have the right to allocate such reduction of the Non-Holder Securities requested to be included in such Demand Underwritten Offering in its sole discretion; and

(2)            if, after excluding all Non-Holder Securities from such Demand Underwritten Offering, the number of Registrable Securities of Notice Holders that have duly requested such Registrable Securities to be included in such Demand Underwritten Offering in accordance with this Section 4 exceeds such Maximum Successful Underwritten Offering Size, then number of Registrable Securities to be included in such Demand Underwritten Offering will be allocated pro rata based on the total number of Registrable Securities so requested by each such Notice Holder to be included in such Demand Underwritten Offering.

(g)               Covenant Regarding Piggyback Rights with Respect to Demand Underwritten Offering. The Borrower will not grant any Person (other than a Holder or Notice Holder) the right to include any securities of such Person in any Demand Underwritten Offering.

Section 5.                Piggyback Registration Rights.

(a)               Notice of Piggyback Underwritten Offering and Right to Participate Therein. Subject to the other provisions of this Section 5, if the Borrower proposes to engage in a Piggyback Underwritten Offering, then:

(i)               no later than the Piggyback Underwritten Offering Notice Deadline Date for such Piggyback Underwritten Offering, the Borrower will send to each Notice Holder written notice (the “Piggyback Underwritten Offering Notice”) of such Piggyback Underwritten Offering setting forth the anticipated Offering Launch Time for the related Piggyback Underwritten Offering and the deadline (determined as provided in subsection (ii) below) by which the related Piggyback Right may be exercised; and

(ii)              each Notice Holder will have the right (the “Piggyback Right”) to include all or any portion of its Registrable Securities in such Piggyback Underwritten Offering,

on the same financial terms and conditions as apply to the Borrower, which right is exercisable by delivering, no later than ten (10) Business Days after the date the Borrower sends such Piggyback Underwritten Offering Notice pursuant to subsection (i) above, written notice to the Borrower setting forth (1) the name of, and contact information for, such Notice Holder; and (2) the number of such Notice Holder’s Registrable Securities that such Notice Holder requests to be included in such Piggyback Underwritten Offering.

(b)               Certain Procedures Relating to Piggyback Underwritten Offerings.

(i)              Obligations of the Borrower. Subject to the other terms of this Agreement, upon exercise of any Piggyback Rights to include any Notice Holder’s Registrable Securities in a Piggyback Underwritten Offering, the Borrower will use commercially reasonable efforts to include such Registrable Securities in such Piggyback Underwritten Offering and will cooperate in good faith with such Notice Holder in connection therewith.

(ii)              Designation of the Underwriting Syndicate. The Managing Underwriters, and any other underwriter, for any Piggyback Underwritten Offering will be selected by the Borrower in its sole discretion provided, however, that the Managing Underwriters must be investment banking firms nationally recognized in the United States.

(iii)             Right of the Borrower to Control Offering Procedures, Timing and Related Matters. Notwithstanding anything to the contrary in this Agreement, the Borrower will have the following rights with respect to each Piggyback Underwritten Offering:

(1)            to determine the Offering Launch Time and timing for such Piggyback Underwritten Offering;

(2)            to determine the structure of the offering, provided such structure is reasonable and customary;

(3)            to negotiate any related underwriting agreement and it terms, including the amount of securities to be sold by the Borrower or persons other than Notice Holders pursuant thereto and the offering price of, and underwriting discount for, such securities; provided, however, that the Notice Holders whose Registrable Securities are included in such Piggyback Underwritten Offering will have the right negotiate in good faith all of their respective representations, warranties and covenants, and indemnification and contribution obligations, set forth in any such underwriting agreement; and

(4)            to terminate such Piggyback Underwritten Offering in its sole discretion, provided that the Borrower will provide notice of any such termination to all Notice Holders whose Registrable Securities were to be included in such Piggyback Underwritten Offering.

(c)               Conditions Precedent to Inclusion of a Notice Holder’s Registrable Securities.

Notwithstanding anything to the contrary in this Section 5, the right of any Notice Holder to include any of its Registrable Securities in any Piggyback Underwritten Offering upon exercise of the Piggyback Rights therefor will be subject to the followings conditions:

(i)                 the execution and delivery, by such Notice Holder or it is duly authorized representative or power of attorney, of any related underwriting agreement and such other agreements or instruments (including customary “lock-up” agreements, custody agreements and powers of attorney), if any, as may be reasonably requested by the Managing Underwriters for such Piggyback Underwritten Offering (and, if reasonably required, medallion-guaranteed); and

(ii)                the provision, by such Notice Holder no later than the Business Day immediately after the request therefor, of any information reasonably requested by the Borrower or such Managing Underwriters in connection with such Piggyback Underwritten Offering.

(d)               Priority of Securities in Piggyback Underwritten Offerings. If the total number of securities proposed to be included in a Piggyback Underwritten Offering pursuant to this Section 5 exceeds the Maximum Successful Underwritten Offering Size for such Piggyback Underwritten Offering, then:

(i)                 the number of securities to be included in such Piggyback Underwritten Offering will be reduced to an amount that does not exceed such Maximum Successful Underwritten Offering Size; and

(ii)                to effect such reduction,

(1)            (A) the number of Registrable Securities of Notice Holders that have duly requested such Registrable Securities to be included in such Piggyback Underwritten Offering in accordance with this Section 5 will be reduced; and (B) the amount of such Registrable Securities, if any, that will be included in such Piggyback Underwritten Offering after giving effect to such reduction pursuant to clause (A) will be allocated pro rata based on the total number of Registrable Securities so requested by each such Notice Holder to be included in such Piggyback Underwritten Offering; and

(2)            if, after excluding all Registrable Securities from such Piggyback Underwritten Offering, the number of securities to be included in such Piggyback Underwritten Offering exceeds such Maximum Successful Underwritten Offering Size, then the number of the number of Non-Holder Securities included in such Piggyback Underwritten Offering will be reduced.

(e)               Filing of General Shelf Registration Statements. If, at any time when any Piggyback Rights then exist and have not lapsed in accordance with Section 12, the Borrower files a registration statement under the Securities Act on Form S-3 (or, if Form S-3 is not available, any other form described in Section 3(b)(iv)) or other offering statement (a “General Shelf Registration Statement”) relating to an offering for the Borrower’s own account (or the account of others) that contemplates registering any of the Borrower’s equity or equity-linked securities or their then equivalents relating to equity or equity-linked securities to be issued solely in connection with any acquisition of any entity or business (or a business combination subject to Rule 145 under the Securities Act) or equity or equity-linked securities issuable in connection with the Borrower’s share option or other employee benefit plans), or a dividend reinvestment or similar plan or rights offering, then the Borrower will include, in such General Shelf Registration Statement, such statements or disclosures, if any, that would be necessary to be included therein at the time of its effectiveness under the Securities Act to permit offers and sales of Registrable Securities by Notice Holders to be made pursuant to such General Shelf Registration Statement in accordance with this Section 5 if Piggyback Rights with respect thereto were exercised; provided, however, that this Section 5(e) will not apply:

(i)               at any time when the General Resale Registration Statement (or any other registration statement of the Borrower that would then permit offers and sales of Registrable Securities as described above) is effective under the Securities Act, and a common prospectus or prospectus supplement is eligible to be used pursuant to Rule 429 under the Securities Act (or any successor rule) with the General Resale Registration Statement (or such other registration statement) and the General Shelf Registration Statement in manner that would permit offers and sales of Registrable Securities as described above; or

(ii)              offers and sales of Registrable Securities as described above would be permitted to be made by a prospectus supplement, to the prospectus included in such General Shelf Registration Statement, filed in accordance with Rule 430B under the Securities Act, without the need to include any additional statements or disclosures in such General Shelf Registration Statement at the time of its effectiveness.

(f)                Notice of General Shelf Registration Statements and Right to Participate Therein. Subject to the other provisions of this Section 5, if the Borrower proposes to file a General Shelf Registration Statement, then each Notice Holder will have the Piggyback Right to include all or any portion of its Registrable Securities in such General Shelf Registration Statement, which right is exercisable by delivering, no later than ten (10) Business Days after the date the Borrower sends written notice of such General Shelf Registration Statement, written notice to the Borrower setting forth (1) the name of, and contact information for, such Notice Holder; and (2) the number of such Notice Holder’s Registrable Securities that such Notice Holder requests to be included in such General Shelf Registration Statement. The Borrower will use commercially reasonable efforts to include such Registrable Securities in such General Shelf Registration Statement and will cooperate in good faith with such Notice Holder in connection therewith.

Section 6.                Blackout Periods.

(a)               Generally. Notwithstanding anything to the contrary in this Agreement, but subject to Section 6(b), if there occurs or exists any pending corporate development, filing with the SEC or any other event, in each case that, in the Borrower’s reasonable judgment, makes it appropriate to suspend the availability of any Registration Statement or any pending or potential Demand Underwritten Offering, then:

(i)               the Borrower will send notice (a “Blackout Commencement Notice”) to each Notice Holder of such suspension (without setting forth any material non-public information);

(ii)              the Borrower’s obligations under Section 3 or otherwise with respect to the General Resale Registration Statement, under Section 4 or otherwise with respect to any Demand Registration Notice or under Section 5 with respect to any Piggyback Underwritten Offering, in each case will be suspended until the related Blackout Period has terminated;

(iii)              upon its receipt of such Blackout Commencement Notice, each Holder agrees to comply with its obligations set forth in Section 10(c);

(iv)              the Borrower shall not engage in any sales of any securities of the Borrower for the duration of the Blackout Period; and

(v)              upon the Borrower’s determination that such suspension is no longer needed or appropriate, the Borrower will send notice (a “Blackout Termination Notice,” and the period from, and including, the date the Borrower sends such Blackout Commencement Notice to, and including, the date the Borrower sends such Blackout Termination Notice, a “Blackout Period”) to each Notice Holder of the termination of such suspension (without setting forth any material non-public information).

(b)               Limitation on Blackout Periods. No single Blackout Period can extend beyond ninety (90) consecutive calendar days, and the total number calendar days in all Blackout Periods cannot exceed an aggregate of one hundred twenty (120) calendar days (whether or not consecutive) in any period of twelve (12) full calendar months.

(c)               [Reserved].

Section 7.                Certain Registration and Related Procedures.

(a)               Compliance with Registration Obligations and Securities Act; SEC Staff Comments. Subject to Section 6, the Borrower will use its commercially reasonable efforts to make such filings with the SEC as may be necessary to comply with its obligations under Section 3, Section 4 and Section 5 and to cause each Registration Statement to comply with the Securities Act and other applicable law, including, if applicable, the filing of any Registration Statement Documents to comply with Section 10(a)(3) of the Securities Act and Rule 3-12 of Regulation S-X under the Securities Act, to amend such Registration Statement to cause the same to be on a form for which the Borrower and the transactions contemplated thereby are eligible, and to address any comments received from the staff of the SEC. The Borrower will otherwise use its commercially reasonable efforts to comply with the Securities Act and other applicable law in the discharge of its obligations under Section 3, Section 4 and Section 5.

(b)               Opportunity for Review. The Borrower will provide the Lender and each Notice Holder with a reasonable opportunity to comment on draft copies of the initial filing of the General Resale Registration Statement, each pre-effective and post-effective amendment thereto, and each related prospectus supplement, at least five (5) Business Days before the same is filed with the SEC, and the Borrower will use its commercially reasonable efforts to give effect to the comments timely received by the Borrower from the Lender or such Notice Holders; provided, however, that no such opportunity to comment will be provided in the case of a prospectus supplement that solely supplements or amends selling securityholder information and is filed pursuant to Rule 424(b)(7) under the Securities Act (or any successor rule). Each Notice Holder whose Registrable Securities are to be sold pursuant to a Demand Registration Statement in accordance with Section 4 or a Piggyback Registration Statement in accordance with Section 5 will be afforded the same rights set forth in this Section 7(b) with respect to any prospectus supplement or other Registration Statement Document relating such Registration Statement, which prospectus supplement or other Registration Statement Document names such Notice Holder.

(c)               Blue Sky Qualification. The Borrower will use its commercially reasonable efforts to register or qualify the offer and sale of Registrable Securities in the manner contemplated by the General Resale Registration Statement (or any other applicable Registration Statement, to the extent any are to be sold pursuant thereto in accordance with Section 4 or Section 5, as applicable) under the securities or “blue sky” laws of those jurisdictions within the United States as the Notice Holders or the Managing Underwriters, as applicable, may reasonably request in writing and to maintain such qualification, once obtained, during the General Resale Registration Statement Effectiveness Period (in the case of the General Resale Registration Statement) or until the completion of the offering contemplated thereby (in the case of any other Registration Statement), the Borrower will use its commercially reasonable efforts to cooperate with such Notice Holders or the Managing Underwriters, as applicable, in connection with the same, except, in each case, to the extent such qualification is not required in connection with such offer and sale (including as a result of preemption by federal law pursuant to Section 18 of the Securities Act (or any successor provision)); provided, however, that the Borrower will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified.

(d)               Prevention and Lifting of Suspension Orders. The Borrower will use its commercially reasonable efforts to prevent the issuance (or, if issued, to obtain the withdrawal as promptly as practicable) of any order suspending the effectiveness of the General Resale Registration Statement (or any other Registration Statement, to the extent any are to be sold pursuant thereto in accordance with Section 4 or Section 5, as applicable) under the Securities Act or suspending any qualification referred to in Section 7(c).

(e)               Notices of Certain Events. The Borrower will provide notice of the following events to the Lender and to each Notice Holder as soon as reasonably practicable:

(i)               the filing with the SEC of the General Resale Registration Statement, any pre- or post-effective amendment thereto or any related prospectus, prospectus supplement or “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act);

(ii)              the effectiveness under the Securities Act, of the General Resale Registration Statement or any amendment thereto;

(iii)              the receipt, by the Borrower, of any request by the staff of the SEC or any other governmental authority for any amendment or supplement to the General Resale Registration Statement;

(iv)             the issuance, by the SEC or any other governmental authority, of any stop order suspending the effectiveness of the General Resale Registration Statement or the receipt, by the Borrower, of any notice that proceedings for such purpose have been initiated or threatened;

(v)              the receipt, by the Borrower, of any notice (x) of the suspension of the qualification or exemption from qualification of the offer and sale of the Registrable Securities in any jurisdiction; or (y) that proceedings for such purpose have been initiated or threatened;

(vi)              the withdrawal or lifting of any suspension referred to in clause (iv) or (v) above; and

(vii)             that the Borrower has determined that the use of the General Resale Registration Statement must be suspended (which notice may, at the Borrower’s discretion, state that it constitutes a Blackout Commencement Notice), including as a result of the occurrence of any event that causes any of the General Resale Registration Statement Documents to have a Material Disclosure Defect or to cease to comply with applicable law;

provided, however, that (x) the Borrower need not provide any such notice during a Blackout Period; and (y) in no event will this Section 7(e) require the Borrower to, and in no event will the Borrower, provide any information that it in good faith determines would constitute material non-public information. In addition, during the pendency of any Demand Underwritten Offering pursuant to Section 4 or any Piggyback Underwritten Offering pursuant to Section 5, but other than during a Blackout Period, the Borrower will provide notice of each Notice Holder whose Registrable Securities are to be sold in such offering pursuant to the related Demand Underwriting Registration Statement or Piggyback Registration Statement, as applicable, which such Notice Holders will be afforded the same notice set forth in clauses (i) through (vii), inclusive, of this Section 7(e) relating to such Registration Statement.

(f)                Remediation of Material Disclosure Defects. Subject to Section 6, the Borrower will, as promptly as practicable after determining that any Registration Statement Document contains a Material Disclosure Defect, prepare and file with the SEC (and, if applicable, use its commercially reasonable efforts to cause the same to become effective under the Securities Act as promptly as practicable) such appropriate additional Registration Statement Document(s) so as to cause the applicable Registration Statement Document(s) to thereafter not contain any Material Disclosure Defect.

(g)               Listing of Registrable Securities. The Borrower will cause the Registrable Securities to be listed for trading on each U.S. national securities exchange, if any, on which securities of the same class of the Borrower are then so listed. To the extent the Common Shares of the Company cease to be listed on the Relevant Stock Exchange, the Company will use its best efforts to take all actions reasonably necessary to re-list on the Relevant Stock Exchange, except in the event of a Take-Private Transaction (as defined herein).

(h)               Provision of Copies of the Prospectus. At its expense, the Borrower will provide, to Notice Holders and the Managing Underwriters, if any, such number of copies of the prospectus relating to the applicable Registration Statement or any related prospectus supplement or “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) as such Notice Holders or Managing Underwriters, as applicable, may reasonably request in writing; provided, however, that the Borrower need not provide any document pursuant to this Section 7(h) that is publicly available on the SEC’s EDGAR system (or any successor thereto).

(i)                Holders Cannot Be Named as Underwriters Without Consent. The Borrower will not expressly name or identify any Holder as an “underwriter” in any Registration Statement Document without such Holder’s prior written consent (including consent provided in a Notice and Questionnaire); provided, however, that nothing in this Section 7(i) will require the consent of any Holder in connection with the inclusion in any Registration Statement Document of customary language, without naming any Holder, that selling securityholders may in certain circumstances be considered to be underwriters under federal securities laws.

(j)                 Due Diligence Matters. Upon reasonable notice and written request, and at reasonable times during normal business hours, the Borrower will make available for inspection by a representative of each Notice Holder, and the Managing Underwriters, if any, and any attorneys or accountants retained by such Notice Holder or Managing Underwriters, as applicable, customary due diligence information.

(k)               Earnings Statement. The Borrower will use its commercially reasonable efforts to comply with its reporting obligations under Section 13(a) or 15(d) of the Exchange Act in such manner, as contemplated under Rule 158 under the Securities Act, so as to make generally available to its securityholders an earnings statement covering the twelve (12) month period referred to in Section 11(a) of the Securities Act, as it relates to each applicable Registration Statement, in the manner contemplated by, and otherwise in compliance with, such Section 11(a).

(l)                Settlement of Transfers and De-Legending. The Borrower will use its commercially reasonable efforts to cause its transfer agent (or any other securities custodian for any Registrable Securities) to cooperate in connection with the settlement of any transfer of Registrable Securities pursuant to any Registration Statement, including through the applicable Depositary, provided that any related documentation, if reasonably required, be medallion-guaranteed. If any such Registrable Securities so transferred are represented by a certificate bearing a legend referring to transfer restrictions under the Securities Act, then the Borrower will, if appropriate, cause such Registrable Securities to be reissued in the form of one or more certificates not bearing such a legend.

(m)              Certain Covenants Relating to Underwritten Offerings. The following covenants will apply, in each case to the extent applicable, in connection with any Piggyback Underwritten Offering that includes any Registrable Securities, or any Demand Underwritten Offering:

(i)              Underwriting Agreement and Related Matters. The Borrower will (1) subject to Section 4(d)(iii)(3) and Section 5(b)(iii)(3), execute and deliver any customary underwriting agreement or other agreement or instrument reasonably requested in writing by the Managing Underwriters for such offering; (2) use commercially reasonable efforts to cause such customary legal opinions, comfort letters, “lock-up” agreements and officers’ certificates to be delivered in connection therewith; and (3) cooperate in good faith with such Managing Underwriters in connection with the disposition of Registrable Securities pursuant to such offering.

(ii)              Marketing and Roadshow Matters. The Borrower will cooperate in good faith with the Managing Underwriters for such offering in connection with any marketing activities relating to such offering.

(iii)             FINRA Matters. The Borrower will cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority, Inc. in connection with such offering.

Section 8.                Expenses. All Borrower Registration Expenses will be borne by Borrower. All fees and expenses that are incurred by any Holder in connection with this Agreement, and that are not Borrower Registration Expenses, will be borne by such Holder.

Section 9.                Accrual of Additional Interest During Registration Default Events.

(a)               Generally. Subject to Section 9(b), Additional Interest will accrue, as provided in Section 9(c),

(1)               on all of the outstanding Registrable Securities for each day during the General Resale Registration Statement Effectiveness Period on which the General Resale Registration Statement is not on file with the SEC, effective under the Securities Act or usable for the resale or other transfer of Registrable Securities in the manner required by Section 3(a);

(2)               on each outstanding Registrable Security (and only such Registrable Security) for each day on which the resale of such Registrable Security, is required by Section 3(b)(ii) to be, but is not, covered by the General Resale Registration Statement; and

(3)               on any outstanding Registrable Security (and only such Registrable for each day after the deadline, set forth in Section 3(c), by which a filing is required by Section 3(c) to be made, but has not yet been made, with respect to such Registrable Security in accordance therewith.

(b)               No Accrual of Registration Default Fee During any Blackout Period, Etc. Notwithstanding anything to the contrary in this Section 9, (i) no Registration Default Event will occur on any day (i) during any Blackout Period that does not exceed the limitations set forth in Section 6(b); (ii) after the Registration Statement Effectiveness Period; or (iii) from and after the time the Borrower’s obligations under this Agreement with respect to the General Resale Registration Statement have terminated pursuant to Section 12.

(c)               Accrual and Payment of Additional Interest. Any Additional Interest that accrues on the Loan pursuant to Section 9(a) will accrue and be payable in the manner, and at the rates, set forth in Section 3.06 of the Terms and Conditions.

Section 10.            Certain Agreements and Representations of the Holders.

(a)               Provision of Information. Notwithstanding anything to the contrary in this Agreement, no Holder will be entitled to any benefits under this Agreement until it has executed and delivered a Notice and Questionnaire to the Borrower. Each Holder represents that the information included in any such Notice and Questionnaire is accurate in all material respects and covenants, during the term of this Agreement, to promptly provide notice to the Borrower if any such information thereafter ceases to be accurate in all material respects. Each Holder authorizes the Borrower to assume the accuracy and completeness of all information contained in the most recent Notice and Questionnaire executed and delivered by such Holder. Each Holder will (i) provide, as soon as reasonably practicable, such other information as the Borrower may reasonably request in connection with the performance of the Borrower’s obligations under this Agreement; and (ii) promptly notify the Borrower upon becoming aware that any information relating to such Holder and included in any Registration Statement Document contains a Material Disclosure Defect.

(b)               Use of Offering Materials. Each Holder agrees that, without the prior written consent of the Borrower, it will not offer or sell any Registrable Securities by means of any written communication other than the latest prospectus or prospectus supplement provided to such Holder by the Borrower (or on file on SEC’s EDGAR system (or any successor thereto)) relating to the applicable Registration Statement, and any related “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) authorized for such use by the Borrower.

(c)               Covenants Relating to Blackout Periods. Each Holder agrees that, upon its receipt of a Blackout Commencement Notice, such Holder will not effect any sale or other transfer of Registrable Securities pursuant to any Registration Statement, and will not distribute any Registration Statement Document, until such Holder has received a subsequent Blackout Termination Notice.

Section 11.            Indemnification and Contribution.

(a)               Indemnification by the Borrower. The Borrower will indemnify, defend and hold harmless each Holder Indemnified Person from and against (and will reimburse such Holder Indemnified Person, as incurred, for) any Losses that, jointly or severally, such Holder Indemnified Person may incur under the Securities Act, the Exchange Act, the common law or otherwise, insofar as such Losses arise out of or are based on (i) any Material Disclosure Defect or alleged Material Disclosure Defect in any Registration Statement Document; or (ii) any violation by the Borrower of the Securities Act, the Exchange Act or any other U.S. federal securities laws, or any U.S. state securities or “blue sky” laws, in connection with any Registration Statement Document; provided, however, that the Borrower will have no obligations under this Section 11(a) in respect of any Losses insofar as such Losses arise out of or are based on any Material Disclosure Defect or alleged Material Disclosure Defect included in any Registration Statement Document in conformity with the Holder Information of any Holder.

(b)               Indemnification by the Holders. Each Person that is a signatory to this Agreement or that is a Notice Holder, severally and not jointly, will indemnify, defend and hold harmless each Borrower Indemnified Person from and against (and will reimburse such Borrower Indemnified Person, as incurred, for) any Losses that, jointly or severally, such Borrower Indemnified Person may incur under the Securities Act, the Exchange Act, the common law or otherwise, insofar as such Losses arise out of or are based on any Material Disclosure Defect or alleged Material Disclosure Defect in any Registration Statement Document, which Material Disclosure Defect or alleged Material Disclosure Defect is included therein in conformity with the Holder Information of such Holder; provided, however, that in no event will the liability of any Holder pursuant to this Section 11(b) exceed a dollar amount equal to the proceeds received by such Holder (less any related discounts, commissions, transfer taxes, fees or other expenses) from the sale of the Registrable Securities giving rise to the related indemnification obligation under this Section 11(b).

(c)               Indemnification Procedures.

(i)                 Notice of Proceedings. If any claim, action, suit or proceeding (each, a “Proceeding”) is made or commenced against any Indemnified Person in respect of which indemnity is or may be sought from any Person (in such capacity, the “Indemnifying Party”) pursuant to Section 11(a) or Section 11(b), then such Indemnified Person will promptly notify the such Indemnifying Party in writing of such Proceeding; provided, however, that the failure to so notify such Indemnifying Party will not relieve such Indemnifying Party from any liability that it may have to such Indemnified Person or otherwise.

(ii)              Defense of Proceedings; Employment of Counsel. Subject to the next sentence, upon its receipt of the notice referred to in Section 11(c)(i) in respect of a Proceeding, the Indemnifying Party will assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Person and payment of all fees and expenses. Such Indemnified Person will also have the right to employ its own counsel in such Proceeding at such Indemnified Person’s expense; provided, however, that such Indemnifying Party will be responsible for, and pay as incurred, the reasonable fees and expenses of such counsel if (1) such Indemnifying Party authorized, in writing, the employment of such counsel in connection with the defense of such Proceeding; (2) such Indemnifying Party fails, within a reasonable period of time in light of the circumstances, to employ counsel to defend such Proceeding; or (3) such Indemnified Person reasonably concludes that there may be defenses available to such Indemnified Person that are different from, in addition to, or in conflict with, those available to such Indemnifying Party (in which case of this clause (3), such Indemnifying Party will not have the right to direct the defense of such Proceeding on behalf of such Indemnified Person). Notwithstanding anything to the contrary in this Section 11(c)(ii), in no event will any Indemnifying Party be liable for the fees or expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the Indemnified Person(s) who are parties to such Proceeding.

(iii)            Settlements of Proceedings. An Indemnifying Party will not be liable pursuant to Section 11(a) or Section 11(b), as applicable, or this Section 11(c) for any settlement of any Proceeding except as provided in the next sentence. If any Proceeding is settled, then the Indemnifying Party will indemnify and hold harmless each Indemnified Person that is subject to such settlement from and against any Losses incurred by such Indemnified Person by reason of such settlement, if:

(1)               such Indemnifying Party effected, or otherwise provided its written consent to, such settlement (which consent will not be unreasonably withheld or delayed); or

(2)               (A) such Indemnified Person has requested such Indemnifying Party to reimburse such Indemnified Person for any fees and expenses of counsel as contemplated by Section 11(c)(ii); (B) such settlement is entered into more than sixty (60) Business Days after such Indemnifying Party has received such request; (C) such Indemnifying Party has not fully reimbursed such Indemnified Person in accordance with such request before the date of such settlement; and (D) such Indemnified Person has given such Indemnifying Party at least thirty (30) days’ prior notice of its intention to settle.

The Indemnifying Party will not effect any settlement of any Proceeding without the prior written consent of the applicable Indemnified Person(s), unless such settlement (1) includes an unconditional release of such Indemnified Person(s) from all liability on the claims that are the subject matter of such Proceeding; (2) does not include an admission of fault or culpability or a failure to act by or on behalf of such Indemnified Person(s); and (3) does not purport to bind the Indemnified Persons(s) to perform or refrain from performing any act (excluding any provision providing for the payment of money by the Indemnified Persons(s), which, for the avoidance of doubt, will be subject to the indemnity provided in the second sentence of this Section 11(c)(iii)).

(d)               Contribution Where Indemnification Not Available. If the indemnification provided for in this Section 11 is unavailable to any Indemnified Person, or is insufficient to hold any Indemnified Person harmless, in respect of any Losses referred to in the preceding provisions of this Section 11, then each applicable Indemnifying Party, severally and not jointly, will contribute to the amount paid or payable by such Indemnified Person as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Borrower, on the one hand, and of the Holders, on the other hand, in connection with the statements or omissions, or the actions or non-actions, as applicable, that resulted in such Losses, as well as other relevant equitable considerations. The relative fault of the Borrower, on the one hand, and of the Holders, on the other hand, will be determined by reference to, among other things, whether any applicable Material Disclosure Defect or alleged Material Disclosure Defect, or any relevant action or non-action, as applicable, relates to information supplied, or was taken or made, as applicable, by the Borrower or by the Holders and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Material Disclosure Defect or alleged

Material Disclosure Defect, or such action or non-action, as applicable,. The amount paid or payable by an Indemnified Person as a result of any Losses referred to in this Section 11(d) will include any legal or other fees or expenses reasonably incurred by such Indemnified Person in connection with investigating, preparing to defend or defending the related Proceeding.

The Borrower and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation (even if the Holders were treated as one Person for such purpose) or by any other allocation method that does not take account of the equitable considerations referred to in the preceding paragraph. Notwithstanding anything to the contrary in the preceding paragraph, no Holder will be required to contribute any amount in excess of the amount by which the proceeds received by such Holder (less any related discounts, commissions, transfer taxes, fees or other expenses) from the sale of Registrable Securities giving rise to the related contribution obligation under this Section 11(b) exceeds the amount of any damage that such Holder has otherwise been required to pay by reason of the relevant Material Disclosure Defect or alleged Material Disclosure Defect, or the relevant action or non-action, as applicable. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders’ obligations to contribute pursuant to this Section 11(d) are several and not joint.

(e)               Remedies Not Exclusive. The remedies provided for in this Section 11 are not exclusive and will not limit, and will be in addition to, any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

Section 12.            Termination of Registration Rights.

(a)               General Resale Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Borrower’s obligations under Section 3, and any related obligations of the Borrower under Section 7, will terminate (and, for the avoidance of doubt, the Borrower will thereafter have no obligation to file, keep effective or usable, or amend or make and other filings with respect to, the General Resale Registration Statement or any other General Resale Registration Statement Document) upon the earlier of (i) a Fundamental Change, the result of which the Company is “taken private,” ceasing to be subject to ongoing securities law and relevant SEC reporting requirements under Section 12(g) of the Exchange Act (a “Take-Private Transaction”) and (ii) the first date on which no Registrable Securities are outstanding.

(b)               Demand Underwriting Registration Rights. Notwithstanding anything to the contrary in this Agreement, the Borrower’s obligations under Section 4, and any related obligations of the Borrower under Section 7, will terminate (and, for the avoidance of doubt, the Borrower will thereafter have no obligation to effect any Demand Underwritten Offering) upon the earlier of (i) a Take-Private Transaction and (ii) the first date on which no Registrable Securities are outstanding.

(c)               Piggyback Registration Rights. Notwithstanding anything to the contrary in this Agreement, the Borrower’s obligations under Section 5, and any related obligations of the Borrower under Section 7, will terminate (and, for the avoidance of doubt, the Borrower will thereafter have no obligation to include any Registrable Securities in any Piggyback Underwritten Offering) upon the earlier of (i) a Take Private Transaction and (ii) the first date on which no Registrable Securities are outstanding.

Section 13.            Subsequent Holders. Each Person that acquires any Registrable Securities from any Holder will, to the extent such securities continue to constitute Registrable Securities in the hands of such Person, become a Holder; provided, however, that such Person will not be entitled to the benefits of this Agreement (and will be deemed not to be a Holder or a Notice Holder) unless such Person promptly, and in any event within five (5) Business Days after acquiring such securities, execute and deliver a Notice and Questionnaire to the Borrower agreeing to be bound by the terms of this Agreement.

Section 14.            Miscellaneous.

(a)               Notices. The Borrower will send all notices or communications to any Holder pursuant to this Agreement either (a) in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to such Holder’s address as set forth in the latest Notice and Questionnaire of such Notice Holder delivered to the Borrower (or, if such Holder has not delivered any Notice and Questionnaire, as set forth in the Borrower’s registrar); or (b) by email to the email address specified in such Notice and Questionnaire (which email will be deemed to constitute notice in writing for purposes of this Agreement).

Any notice or communication by any Holder to the Borrower will be deemed to have been duly given if in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to offices of the Borrower at the following address (or at such other address as may be hereafter specified by notice to the Holders by the Borrower):

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attention: [***]

Email: [***]

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

Attention: Leo Borchardt

And

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

United States

Attention: David Hahn

And

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attn: Paul van der Bijl

Email: Paul.vanderBijl@nautadutilh.com

(b)               Amendments and Waivers. This Agreement, of any provision of this Agreement, may be amended, modified, waived or superseded only by a written instrument that is executed by the Borrower and by one or more Holders whose aggregate As-Converted Registrable Securities Ownership Percentage exceeds fifty percent (50%), and any such amendment, modification, waiver or supersession so executed will be binding upon the Borrower and all Holders; provided, however, that (i) no amendment, modification, waiver or supersession of Section 9 (including the events that constitute a Registration Default Event) or this Section 14(b), or any related definitions, will be effective as to any Holder or the Lender unless reflected in a written instrument executed by such Holder or such Lender, as applicable; (ii) a waiver with respect to any particular Holder’s rights under this Agreement will be effective as to such Holder if reflected in a written instrument executed by such Holder, provided such waiver does not adversely affect the rights of any other Holder; (iii) waiver of any rights of the Holders in respect of any Piggyback Underwritten Offering will be effective if reflected in a written instrument executed by Notice Holders holding a majority of the total number of Registrable Securities of Notice Holders proposed to be sold in such Piggyback Underwritten Offering; and (iv) no amendment, modification, waiver or supersession that affects any rights of the Lender or any Holders in respect of any Demand Underwritten Offering will be effective as to the Lender or the Holders, as applicable, unless reflected in a written instrument executed by the Lender or Notice Holders holding a majority of the total number of Registrable Securities of Notice Holders proposed to be sold in such Demand Underwritten Offering, respectively.

For purposes of determining whether any such amendment, modification, waiver or supersession is executed by Holders of the requisite number of securities, the Borrower may, absent manifest error, conclusively rely on information contained in its registrar or in any Notice and Questionnaire.

No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, and no waiver, or single or partial exercise of, any such right, power or privilege will preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.

(c)               Third Party Beneficiaries. Subject to Section 13, this Agreement will be binding on, inure to the benefit of and be enforceable by, each Holder and its successors and assigns.

(d)               Governing Law; Waiver of Jury Trial.. THIS AGREEMENT, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE BORROWER AND THE LENDER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(e)               Arbitration. The Borrower and each Holder agrees that any dispute, difference, claim, question or controversy arising out of or in connection with this Agreement, which is not amicably settled between the Borrower and any Holder within a period of one month from the date of the start of negotiations between the Borrower and any Holder, shall be finally resolved pursuant to arbitration pursuant to the terms set forth in this Section 14(e). New York, New York will be the place of arbitration. Arbitration shall be governed by Judicial Arbitration & Mediation Services (“JAMS”) and its JAMS Comprehensive Rules and Procedures (“JAMS Rules”) in effect at the time the arbitration is commenced. A panel of three neutral arbitrators will be selected in accordance with the JAMS Rules to conduct the arbitration. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by either party. To the extent permissible by applicable law, the Borrower and each Holder hereby waive any right to appeal the decision of the arbitration. The arbitral tribunal may award legal costs and expenses as it deems fit. The Borrower and each Holder hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures/injunctions in the course of the arbitration. The Borrower and each Holder agree that any one of them may request in aid of arbitration from any court of competent jurisdiction, injunctive relief or other conservatory measures.

(f)                No Adverse Interpretation of Other Agreements.. This Agreement may be used to interpret any other agreement of the Borrower or its subsidiaries or of any other Person, and no such agreement may be used to interpret this Agreement.

(g)               Successors. All agreements of the Borrower in this Agreement will bind its successors.

(h)               Severability. If any provision of this Agreement is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

(i)                 Counterparts. The parties may sign any number of copies of this Agreement. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Agreement by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

(j)                 Table of Contents, Headings, Etc. The table of contents and the headings of the Sections and Subsections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement and will in no way modify or restrict any of the terms or provisions of this Agreement.

(k)               Service of Process. The Borrower irrevocably appoints Centogene US, LLC, which currently maintains an office at 99 Erie St, Cambridge, MA 02139, United States of America, as its authorized agent in Cambridge upon which process may be served in any suit, action or proceeding referred to in Section 14(e), and agrees that service of process upon such agent, and written notice of such service to the Borrower by the person serving the same to Centogene N.V., Am Strande 7, 18055 Rostock, Germany, Attention: [***], will be, in every respect, effective service of process upon the Borrower in any such suit, action or proceeding. If, for any reason, such agent ceases to be such agent for service of process, then the Borrower will promptly appoint a new agent of recognized standing for service of process in Massachusetts and deliver to the Lender and the Notice Holders a copy of the new agent’s acceptance of that appointment within ten (10) Business Days of such acceptance. Nothing in this Section 14(k) will affect the right of the Lender or any Holder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Borrower in any other court of competent jurisdiction. To the extent that the Borrower has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Borrower irrevocably waives such immunity in respect of its obligations under this Agreement.

(l)               Entire Agreement. This Agreement, including Exhibit A, constitutes the entire agreement of the parties with respect to the specific subject matter of this Agreement and supersedes in their entirety all other agreements or understandings (whether written or oral) between or among the parties with respect to such specific subject matter.

(m)              Specific Performance. The Borrower (a) agrees that any failure by it to comply with its obligations under this Agreement may result in material irreparable injury to the Holders for which there is no adequate remedy at law, and, that upon any such failure, any Holder may obtain such relief as may be required to specifically enforce the Borrower’s obligations under this Agreement; and (b) hereby waives the defense in any action for specific performance that a remedy at law would be adequate.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

       IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

Centogene N.V.

By:
Name:
Title:

[Signature Page to Second Registration Rights Agreement]

Pharmaceutical Investment Company

By:
Name:
Title:

[Signature Page to Second Registration Rights Agreement]

EXHIBIT A

FORM OF NOTICE AND QUESTIONNAIRE

The undersigned (the “Selling Securityholder”) beneficial owner of common shares, par value €0.12 per share (the “Common Shares”), or other Registrable Securities (as defined in the Second Registration Rights Agreement referred to below) of Cenotogene, N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”) understands that the Borrower has filed, or intends to file, with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register the resale of Registrable Securities, in accordance with the terms of the Second Registration Rights Agreement, dated as of _____ 2023 (the “Second Registration Rights Agreement”), between the Borrower and the Lender named therein. The Borrower will provide a copy of the Second Registration Rights Agreement upon written request at the address set forth below. All capitalized terms used in this Notice and Questionnaire without definition have the respective meanings given to them in the Second Registration Rights Agreement.

To sell or otherwise dispose of any Registrable Securities pursuant to the Registration Statement, the beneficial owner of those Registrable Securities generally must be named as a selling securityholder in the related prospectus, deliver a prospectus to the purchasers of the Registrable Securities and be bound by those provisions of the Second Registration Rights Agreement applicable to such beneficial owner (including certain indemnification provisions, as described below). Beneficial owners of any Registrable Securities that do not complete this Notice and Questionnaire and deliver it to the Borrower as provided below will not be named as selling securityholders in the prospectus and will not be permitted to sell any Registrable Securities pursuant to the Registration Statement. Beneficial owners are encouraged to complete and deliver this Notice and Questionnaire as soon as possible.

Please note that if the Common Shares held by you or which may be held by you do not meet the definition of “Registrable Securities” set forth in the Second Registration Rights Agreement, the Borrower is not required to register your securities and you will not be named as a selling securityholder in the Registration Statement.

Certain legal consequences arise from being named as a selling securityholder in the Registration Statement and the related prospectus. Accordingly, registered holders and beneficial owners of Registrable Securities should consult their legal counsel regarding the consequences of being named or not being named as a selling securityholder in the Registration Statement and the related prospectus.

NOTICE

By signing and returning this Notice and Questionnaire, the Selling Securityholder:

•	notifies the Borrower of its intention to sell or otherwise dispose of Registrable Securities beneficially owned by it and listed below in Item 3 (except as otherwise specified under such Item 3) pursuant to the Registration Statement; and

•	agrees to be bound by the terms and conditions of this Notice and Questionnaire and the Second Registration Rights Agreement.

Pursuant to the Second Registration Rights Agreement, the Selling Securityholder has agreed to indemnify and hold harmless the Borrower and its affiliates, the partners, directors, officers, members, shareholders, employees, advisors or other representatives of the Borrower or its affiliates, and each person, if any, who controls the Borrower within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against certain claims and losses arising in connection with statements or omissions concerning the Selling Securityholder made in the Registration Statement or the related prospectus in reliance upon the information provided in this Notice and Questionnaire.

The Selling Securityholder hereby provides the following information to the Borrower and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

Please respond to every item, even if your response is “none.” If you need more space for any response, please attach additional sheets of paper. Please be sure to indicate your name and the number of the item being responded to on each such additional sheet of paper, and to sign each such additional sheet of paper before attaching it to this Notice and Questionnaire. Please note that you may be asked to answer additional questions depending on your responses to the following questions.

1.	Selling Securityholder Information:

(a)	Full legal name of the Selling Securityholder:

(b)	If the Registrable Securities listed in Item 3 below are held in certificated form and not “in street name,” state the full legal name of the registered holder through which the Registrable Securities listed in Item 3 below are held:

(c)	If the Registrable Securities listed in Item 3 below are held “in street name,” state the full legal name of the Depository Trust Company participant through which the Registrable Securities listed in Item 3 below are held:

(d)	Taxpayer identification or social security number of the Selling Securityholder:

2.	Address and Contact Information for Notices to the Selling Securityholder:

Telephone:
Fax:
Email Address:
Contact Person:

3.	Beneficial Ownership of Common Shares Issued Upon Conversion of the Loan:

[_]	I own Common Shares that were issued upon conversion of the Loan:

Number of Shares:
CUSIP No(s). (If Any):

4.	Beneficial Ownership of Other Securities of the Borrower:

Except as set forth below in this Item 4, the Selling Securityholder is not the beneficial or registered owner of any securities of the Borrower other than the securities listed in Item 3 above.

Type and amount of other securities beneficially owned by the Selling Securityholder:

Title of Security Amount Beneficially Owned CUSIP No(s). (If Any)

5.	Relationships with the Borrower:

(a)	Has the Selling Securityholder or any of its affiliates, officers, directors or principal equity holders (owners of 5% or more of the equity securities of the Selling Securityholder) held any position or office or had any other material relationship with the

Borrower (or its predecessors or affiliates) during the past three years?

[_]	Yes.

[_]	No.

(b)	If the response to (a) above is “Yes,” then please state the nature and duration of the relationship with the Borrower:

6.	Plan of Distribution:

Check the following box confirming the intended plan of distribution of the Registrable Securities:

[_]	The Selling Securityholder (including its donees and pledgees) does not intend to distribute the Registrable Securities listed in Item 3 above pursuant to the Shelf Resale Registration Statement except as follows (if at all):

The Registrable Securities may be sold from time to time directly by the Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. If the Registrable Securities are sold through broker-dealers or agents, the Selling Securityholder will be responsible for underwriting discounts or commissions or agents’ commissions. The Registrable Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (1) on any national securities exchange or quotation service on which the Registrable Securities may be listed or quoted at the time of sale; (2) in the over-the-counter market; (3) otherwise than on such exchanges or services or in the over-the-counter market; or (4) through the writing of options. In connection with sales of the Registrable Securities or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Registrable Securities in the course of the hedging positions they assume. The Selling Securityholder may also sell Registrable Securities short and deliver Registrable Securities to close out short positions or loan or pledge Registrable Securities to broker-dealers that in turn may sell such securities. Notwithstanding anything to the contrary, in no event will the methods of distribution take the form of an underwritten offering of the Registrable Securities without the prior agreement of the Borrower.

State any exceptions:

7.	Broker-Dealers and Their Affiliates:

The Borrower may have to identify the Selling Securityholder as an underwriter in the Registration Statement or related prospectus if:

•	the Selling Securityholder is a broker-dealer and did not receive the Registrable Securities as compensation for underwriting activities or investment banking services or as investment securities; or

•	the Selling Securityholder is an affiliate of a broker-dealer and either (1) did not acquire the Registrable Securities in the ordinary course of business; or (2) at the time of its purchase of the Registrable Securities, had an agreement or understanding, directly or indirectly, with any person to distribute the Registrable Securities.

Persons identified as underwriters in the Registration Statement or related prospectus may be subject to additional potential liabilities under the Securities Act and should consult their legal counsel before submitting this Notice and Questionnaire.

(a)	Is the Selling Securityholder a broker-dealer registered pursuant to Section 15 of the Exchange Act?

[_]	Yes.

[_]	No.

(b)	If the response to (a) above is “No,” is the Selling Securityholder an “affiliate” of a broker-dealer that is registered pursuant to Section 15 of the Exchange Act?

[_]	Yes.

[_]	No.

For the purposes of this Item 7(b), an “affiliate” of a registered broker-dealer includes any company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such broker-dealer.

(c)	Did the Selling Securityholder acquire the securities listed in Item 3 above in the ordinary course of business?

[_]	Yes.

[_]	No.

(d)	At the time of the Selling Securityholder’s purchase of the securities listed in Item 3 above, did the Selling Securityholder have any agreements or understandings, directly or indirectly, with any person to distribute the securities?

[_]	Yes.

[_]	No.

(e)	If the response to (d) above is “Yes,” then please describe such agreements or understandings:

(f)	Did the Selling Securityholder receive the securities listed in Item 3 above as compensation for underwriting activities or investment banking services or as investment securities?

[_]	Yes.

[_]	No.

(g)	If the response to (f) above is Yes,” then please describe the circumstances:

8.	Nature of Beneficial Ownership:

The purpose of this section is to identify the ultimate natural person(s) or publicly held entity(ies) that exercise(s) sole or shared voting or dispositive power over the Registrable Securities.

(a)	Is the Selling Securityholder a natural person?

[_]	Yes.

[_]	No.

(b)	Is the Selling Securityholder required to file, or is it a wholly owned subsidiary of an entity that is required to file, periodic and other reports (for example, Forms 10-K, 10-Q and 8-K) with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act?

[_]	Yes.

[_]	No.

(c)	Is the Selling Securityholder an investment company, or a subsidiary of an investment company, registered under the Investment Company Act of 1940, as amended?

[_]	Yes.

[_]	No.

(d)	If the Selling Securityholder is a subsidiary of such an investment company, please identify the investment company:

(e)	Identify below the name of each natural person or entity that has sole or shared investment or voting control over the securities listed in Item 3 above:

PLEASE NOTE THAT THE SEC REQUIRES THAT THESE NATURAL PERSONS AND ENTITIES BE NAMED IN THE PROSPECTUS

9.	Securities Received from Named Selling Securityholder:

(a)	Did the Selling Securityholder receive the Registrable Securities listed above in Item 3 as a transferee from selling securityholder(s) previously identified in the Registration Statement?

[_]	Yes.

[_]	No.

(b)	If the response to (a) above is “Yes,” then please answer the following two questions:

(i)	Did the Selling Securityholder receive the Registrable Securities listed above in Item 3 from the named selling securityholder(s) prior to the effectiveness of the Registration Statement?

[_]	Yes.

[_]	No.

(ii)	Identify below the names of the selling securityholder(s) from whom the Selling Securityholder received the Registrable Securities listed above in Item 3 and the date on which such securities were received.

If more space is needed for responses, then please attach additional sheets of paper. Please indicate the Selling Securityholder’s name and the number of the item being responded to on each such additional sheet of paper, and sign each such additional sheet of paper, before attaching it to this Notice and Questionnaire. The Selling Securityholder may be asked to answer additional questions depending on the responses to the above questions.

ACKNOWLEDGEMENTS

The Selling Securityholder acknowledges its obligation to comply with the provisions of the Exchange Act and the rules thereunder relating to share manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offer or sale of Registrable Securities. The Selling Securityholder agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

The Selling Securityholder acknowledges its obligations under the Second Registration Rights Agreement to indemnify and hold harmless certain persons as set forth therein.

Pursuant to the Second Registration Rights Agreement, the Borrower has agreed under certain circumstances to indemnify the Selling Securityholder against certain liabilities.

In accordance with the Selling Securityholder’s obligation under the Second Registration Rights Agreement to provide such information as may be required by law for inclusion in the Resale Registration Statement, the Selling Securityholder agrees to promptly notify the Borrower of any inaccuracies or changes in the information provided in this Notice and Questionnaire that may occur after the date of this Notice and Questionnaire at any time while the Resale Registration

Statement remains effective.

Notices to the Selling Securityholder relating to this Notice and Questionnaire or pursuant to the Second Registration Rights Agreement will be made by email, or in writing, at the email or physical address set forth in Item 2 above.

By signing below, the Selling Securityholder acknowledges that it is the beneficial owner of the Registrable Securities set forth herein, represents that the information provided herein is accurate in all material respects and consents to the disclosure of the information contained in this Notice and Questionnaire in its answers to Items 1 through 9 and the inclusion of such information in the Resale Registration Statement and the related prospectus. The Selling Securityholder understands that such information will be relied upon by the Borrower in connection with the preparation or amendment of the Resale Registration Statement and the related prospectus.

Once this Notice and Questionnaire is executed by the undersigned beneficial owner and received by the Company, the terms of this Notice and Questionnaire, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives and assigns of the Company and the undersigned beneficial owner. This Notice and Questionnaire shall be governed, adjudicated and enforced in accordance with terms of the Second Registration Rights Agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follows]

The Selling Securityholder has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Legal Name of Selling Securityholder:

By:

Name:

Title:

PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE

AND QUESTIONNAIRE TO CENTOGENE N.V. AT:

Centogene N.V.

Am Strande 7

18055 Rostock, Germany

Attention: Chief Financial Officer

Email: [***]

This Notice and Questionnaire must be returned in the manner and within the time period set forth in the Second Registration Rights Agreement in order to include Registrable Securities in such Registration Statement.